                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


                             September 11, 2000

                         Commission File No 0-26498

                           NUR MACROPRINTERS LTD.
           (Exact Name of Registrant as specified in its Charter)

                               Not Applicable
               (Translation of Registrant's Name into English)

                            6 David Navon Street
                              Moshav Magshimim
                                56910 Israel
                  (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                         Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                              Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated September 11, 2000.

NUR MACROPRINTERS LIMITED ANNOUNCES THE CLOSING OF A $10 MILLION PRIVATE PLACEMENT IN THE COMPANY

MAGSHIMIM, Israel, Sept. 11 /PRNewswire/ -- NUR Macroprinters Ltd. (Nasdaq:
NURM - news), a leading manufacturer and marketer of wide and superwide format digital inkjet printers and consumables, today announced that it has finalized a private placement through Investec Investment Banking -Israel Ltd. according to which several investors (the "Investors") have purchased $10.0 million of NUR Macroprinters' ordinary shares.

The investors acquired 748,223 of NUR Macroprinters' ordinary shares, at a price of $13.365 per share, determined based on a 5% discount over the average market price of the ordinary shares during the last 10 trading days preceding the time of the parties' agreement. In connection with the private placement, NUR paid commissions and undertook to issue to the placement agents warrants exercisable into 5% of the shares acquired at the placement at an exercise price of $13.365 per share.

The securities were not registered under the US Securities Act of 1933 (the "Act") pursuant to Regulation S promulgated thereunder and may not be offered or sold in the United States or to US persons without registration or an exemption from registration. Hedging transactions involving securities sold pursuant to Regulation S may not be conducted unless in compliance with the Act. The shares acquired in the private placement are subject to a 60-day lock-up and, sometime thereafter, the company plans to register the securities for resale in the United States under the Act.

About NUR Macroprinters

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. NUR's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, including billboard advertising, fleet graphics, exhibition and trade show displays, building murals and outdoor signage, point-of-purchase displays, decorative scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 200 sites around the world.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: September 11, 2000                  By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer